U.S. Securities and Exchange Commission

                           Washington, D.C. 20549

                       NOTICE OF EXEMPT SOLICITATION

                    Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:

The Walt Disney Company

2. Name of person relying on exemption:

Roy E. Disney, Patricia A. Disney, Roy P. Disney, Susan Disney Lord, Abigail E. Disney, Timothy J. Disney, Shamrock Holdings, Inc., Shamrock Holdings of California, Inc. and Stanley P. Gold

3. Address of person relying on exemption:

4444 Lakeside Drive, 2nd Floor, Burbank, California  91505

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

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     The attached materials were posted on the savedisney.com website:

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Key Questions
For Walt Disney Company Institutional Investors and Analysts

SaveDisney.com suggests 9 hot topics for discussion at today's investor conference in Orlando, Florida. Read More.

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            Key Questions for Walt Disney Company Institutional
                          Investors and Analysts

February 11. 2004. As institutional investors and analysts gather at Walt Disney World for a conference with Walt Disney Company management, we at SaveDisney.com suggest a series of key questions for attendees. We'd love to hear direct answers to the following queries, and we bet you would too!


1. The Company has publicly stated that Roy and Stanley's statements have been "factually inaccurate and misleading". Please specify the inaccuracies or misleading statements.

2. Free Cash Flow was exceptionally strong in fiscal year 2003. With earnings per share forecast to grow in excess of 30% in 2004, will there be a commensurate increase in Free Cash Flow? If not, please provide a detailed explanation.

3. The Company has indicated that 2004 earnings will be at least 30% higher than 2003, and the first quarter of 2004 will be very strong. We understand that a substantial portion of the expected increase in the first quarter's earnings will be attributable to 1) The accounting change for the NFL sports rights amortization expense, 2) The strong first quarter studio results driven by Finding Nemo, Pirates of the Caribbean and The Lion King DVD sales; and 3) Cost cutting at ABC Network - the absence of no war coverage costs, no comparable Super Bowl costs and reduced license fees for The Practice. What is the actual impact of each of these non recurring items on first quarter earnings per share?


4. Regarding the ABC Network:

     a. What guarantees did the Network give to advertisers in the "upfronts" for the 2003/2004 season?
     b. Considering the current weak ratings, what is the likelihood that the network will experience "make goods" for the current season? If so, please quantify.
     c. We understand that the network has increased its usage of "variable license fee" arrangements. If so, what is the likely impact on future syndication profits of such risk sharing arrangements?
     d. Bob Iger has indicated publicly that ABC will be profitable in 2005. Please update this guidance.

5. Regarding Theme Parks:
     a. Capital expenditures have declined substantially from 1998 to 2003. Please provide a detailed explanation for what appears to be substantial under investment in the parks over the last 2 fiscal years.
     b. Is it reasonable to assume maintenance capital expenditure will remain well below $1 billion per year (approximately 15% of revenue) for the foreseeable future? Why?
     c. The Company has indicated that rising employee benefit costs have contributed to the decreasing margins (from peak of 24% several years ago to current levels of 14%). We have heard that management is considering a shift from a defined benefit plan to a defined contribution plan for its park employees in June 2004. Please comment.

6. Given the very poor performance of ABC Family Channel, will there be an "impairment" charge within the next 12 months? If so, how much?

7. Regarding the Disney Stores:
     a. Please provide an update on the sale process.
     b. Is the "write-down" reserve previously established adequate to handle the ultimate resolution of this matter?

8. According to EuroDisney's reported financial statements, it appears that without the line-of-credit provided by The Walt Disney Company, EuroDisney would have had difficulty meeting its obligations last year. A financial restructuring of EuroDisney is likely - either before the bank waivers expire in March 2004 or shortly thereafter. Will the Company be required to report EuroDisney on a consolidated basis in the future? Is any loss reserve necessary regarding the Company's investment in this business?

9. Regarding ESPN:
     a. What is the current status of negotiations with Cox?
     b. Which major distributor contracts come up for renewal in 2004, 2005 and 2006?
     c. It has been recently disclosed that future affiliate fee rate increases would be below the historical 20% figure. What is the likely bottom line impact of this change in 2004, 2005 and 2006?
     d. NFL Sunday night football appears to account for approximately 1/3 of ESPN's primetime ratings. Does the Company anticipate "content protection" clauses in its future contracts with distributors? If so, please discuss more fully.
     e. What are the Company's plans should it be unsuccessful in tendering in 2005/2006 for all or a part of its current NFL sports rights package?

Good luck, gang... We'll be waiting for the answers!